Exhibit 23.2
Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated August 31, 2005, with respect to the financial statements of Aerojet Fine Chemicals LLC as of November 30, 2004 and for each of the three fiscal years in the period ended November 30, 2004 incorporated by reference in the Registration Statement (Form S-4) and related Prospectus of American Pacific Corporation for an offer to exchange up to $110,000,000 aggregate principal amount of 9% Senior Notes due 2015 that have been registered under the Securities Act of 1933, as amended for an equal aggregate principal amount of outstanding 9% Senior Notes due 2015.
/s/ Ernst & Young LLP
Sacramento, California
June 29, 2007